(As filed with the Securities and Exchange Commission on November 7, 2005)

File No. 70-10335

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1/A

Amendment No. 2
to
APPLICATION-DECLARATION
under
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

____________________________________________________

Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

Entergy New Orleans, Inc.
1600 Perdido Building
New Orleans, Louisiana 70112

(Names of companies filing this statement and
addresses of principal executive offices)

______________________________________

Entergy Corporation

(Name of top registered holding company parent of each applicant or declarant)

______________________________________

Leo P. Denault
Executive Vice President
and Chief Financial Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

(Name and address of agent for service)

_____________________________________

The Commission is also requested to send copies of any communications in connection with this matter to:
Mark W. Hoffman, Esq. Entergy Services, Inc. 639 Loyola Avenue New Orleans, Louisiana 70113	William T. Baker, Jr., Esq. Thelen Reid & Priest LLP 875 Third Avenue New York, New York 10022

Item 6(a) of the Application-Declaration, as previously amended, is hereby amended as follows:

Item 6. Exhibits and Financial Statements.

a. Exhibits:

A	Not Applicable.

B	Credit Agreement between Entergy Corporation and Entergy New Orleans, Inc. (incorporated by reference to Exhibit B to the Application-Declaration filed in File No. 70-10334).

C	Not Applicable.

D-1	Motion to Bankruptcy Court for Order Authorizing Debtor-in-Possession Financing and for Other Relief (incorporated by reference to Exhibit D to the Application-Declaration filed in File No. 70-10334).

D-2	Interim Order, dated September 26, 2005, of the United States Bankruptcy Court for the Eastern District of Louisiana in Case No. No. 05-17697 (previously filed).

D-3	Motion to Bankruptcy Court for Second Interim Order That Increases Maximum Limit on Debtor's Interim Post-Petition Financing (previously filed).

D-4	Second Interim Order of the United States Bankruptcy Court for the Eastern District of Louisiana Approving Increase in Debtor's Post-Petition Financing in Case No. No. 05-17697 (filed herewith).

E	Not Applicable.

F	Opinion of Counsel (filed herewith).

G	Form of Federal Register Notice (previously filed).

H	Funds Statement (filed confidentially pursuant to Rule 104).

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalves by the undersigned thereunto duly authorized.

ENTERGY CORPORATION
ENTERGY NEW ORLEANS, INC.

By: /s/ Steven C. McNeal
Name: Steven C. McNeal
Title: Vice President and Treasurer

Dated: November 7, 2005